FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 27, 2015

TRANSLATION

Autonomous City of Buenos Aires, May 27, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Amendment to the Investment Agreement in the Rincón del Mangrullo area

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, and in continuation of the information provided to the market in our Relevant Fact letter of November 7, 2013, please be informed that on May 26, 2015, YPF S.A. (“YPF”) and Petrolera Pampa S.A. (“Petrolera Pampa”) executed a supplementary agreement (the “Amendment”) to the investment agreement dated November 6, 2013 for the development of hydrocarbons in the Rincón del Mangrullo area in the Neuquén province (the “Area”).

The Amendment establishes a participation of 50% by each of the parties in the total production, costs and investments for the development of the Area, with retroactive effect to January 1, 2015, excluding only the Vaca Muerta and Quintuco formations from the agreement. The mentioned investments include US$150 million for surface facilities in the Area, including the first stage of expansion for the treatment facilities that will increase the current capacity of the facilities from 2 to 4 million cubic meters per day, which will allow for the conditioning and extraction of future production from the block.

The Amendment also contemplates an extension of the investment commitment of Petrolera Pampa to include a third stage of investment of US$22.5 million, which is designated for drilling additional wells targeting the Mulichinco Formation.

Additionally, the Amendment incorporates an exploration program targeting the Lajas Formation, under which Petrolera Pampa has committed to invest up to US$34 million and YPF has committed to invest up to US$6 million for the 2015-2016 period. Subject to the results obtained during this period, Petrolera Pampa may elect to continue with a second stage of investment during 2017, also targeting the Lajas Formation, with an investment commitment of an additional US$34 million.

Yours faithfully,

Daniel González
Chief Financial Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 27, 2015	By:	/s/ Daniel González
	Name: Title:	Daniel González Chief Financial Officer